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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Noble International, Ltd.

(Name of Issuer)

Common Stock, $.00067 per share

(Title of Class of Securities)

655053106

(CUSIP Number)

with a copy to:
ArcelorMittal S.A.
19, avenue de la Liberté L-2930 Luxembourg Grand Duchy of Luxembourg +352 4792 2414 Attn: Henk Scheffer	DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020 (212) 335-4517 Attn: Marjorie Sybul Adams, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS: ArcelorMittal S.A. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 16,663,651
8. SHARED VOTING POWER: None
9. SOLE DISPOSITIVE POWER: 16,663,651
10. SHARED DISPOSITIVE POWER: None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 16,663,651
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 58.5
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

This Amendment No. 5 amends and supplements the items indicated below of the statement on Schedule 13D (the “Schedule 13D”) filed jointly on March 26, 2007 by Arcelor S.A. (“Arcelor”), a Luxembourg corporation, and Mittal Steel Company N.V. (“Mittal Steel”), a Netherlands corporation, with respect to shares of common stock, $0.00067 par value per share (“Common Stock”), of Noble International, Ltd. (the “Company”) and as amended on August 31, 2007, March 4, 2008, March 21, 2008 and April 7, 2008. Unless otherwise defined herein, all capitalized terms shall have the meanings assigned to them in the Schedule 13D.

Item 2.	Identity and Background

This item is amended to reflect the following changes to information previously reported.

Mr. Kinsch, previously reported as Chairman of the Board, has retired from that position and from the Board of Directors. In addition, Mr. Lopez and Mr. Zaleski previously reported as Board members no longer serve on the Board.

Mr. Lakshmi Mittal, previously reported as President and Chief Executive Officer and member of the Group Management Board, was elected Chairman of the Board.

Mr. Ignacio Fernández Toxo, with an address at Confederación Sindical de Comisiones Obreras, Fernández de la Hoz 12 – 6ª, 28010 Madrid, Spain, a Spanish citizen, was elected to the Board. Mr. Toxo is a member of the Confederal Executive Committee of Comisiones Obreras, a trade union, and Secretary of Accion Sindical y Politicas Sectoriales.

Mr. Malay Mukherjee was elected to the Board of Directors. He is no longer a member of the Group Management Board or an executive officer.

Three members have been elected to the Group Management Board. They are: Davinder Chugh, previously identified as an executive officer; Sudhir Maheshwari, Executive Vice President-Finance and M&A and a citizen of India; and Christophe Cornier, Executive Vice President-Flat Products Western Europe and a citizen of France. The business address of each of the foregoing persons is c/o ArcelorMittal, 19, avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg.

None of such persons has during the past five years been (i) convicted in a criminal proceeding (including traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

The Company has announced that it, in conjunction with its financial advisor, is analyzing and considering a wide range of strategic alternatives, including potential transactions. ArcelorMittal may engage in discussions with the Company and others or propose strategic alternatives, including potential transactions, that could result in one or more of the transactions or changes enumerated in (a)-(f) of this Item 4. There cannot be any assurance that ArcelorMittal will engage in such discussions or make any such proposal or that a transaction with ArcelorMittal of any kind will occur.

Except as described herein and previously described in Item 6, as amended to date, the Reporting Person has no present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than general discussions by and among the board of directors to fill an existing board vacancy with a new independent director;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The Reporting Person beneficially owns an aggregate of 16,663,651 shares of Common Stock which constitute approximately 58.5% of the shares of Common Stock outstanding calculated in accordance with Rule 13d-3. The conversion price per share provided in the Convertible Loan, and thus the number of Conversion Shares, are subject to reset and adjustment. The increase in the number of shares reported as beneficially owned from the number previously reported reflects an increase in the number of Conversion Shares as a result of the application and effect of the reset provisions of the Convertible Loan. In addition, upon conversion of the Convertible Loan, in whole or in part, the amount converted would include accrued and unpaid interest, if any, and late charges, if any, with respect to the principal amount and interest converted. The number of shares reported as beneficially owned, 16,663,651 shares, does not include any shares that would be issued with respect to such accrued and unpaid interest or late charges. The calculation of the number and percentage of shares of Common Stock which may be deemed to be beneficially owned by the Reporting Person is based on the information contained in the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2008.

(c) Except as described herein, neither the Reporting Person, nor to the Reporting Person’s knowledge, any of the persons listed on Schedule A to Amendment No. 2 to the Schedule 13D, as amended by changes to Item 2 contained in this Amendment 5, has effected any transaction relating to the Common Stock during the past 60 days.

CUSIP No. 655053106

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.

Dated: February 13, 2009

ArcelorMittal S.A.

By:	/s/ Henk Scheffer
Name:	Henk Scheffer
Title:	Company Secretary